UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Capital Clean Energy Carriers Corp.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y00408 107
(CUSIP Number)

Alon Bar
Yoda PLC
48 Themistokli
Dervi Athienitis Centennial Building
7th Floor, Office 703 P.C.
Nicosia 1066
Cyprus
+357 22 570 380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Yoda PLC
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 14,722,477 Common Shares(1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 14,722,477 Common Shares(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,722,477 Common Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.2%(2)
14	Type of Reporting Person (See Instructions) CO

_____________________________
Notes:
(1)
“Common Shares” refers to the common shares, with par value $0.01 per share, of Capital Clean Energy Carriers Corp. (the “Issuer”). By virtue of his relationship to Yoda PLC, Ioannis Papalekas may be deemed to beneficially own the Common Shares held by Yoda PLC.

(2)
The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury), based on information publicly filed by the Issuer.

1	Names of Reporting Persons Ioannis Papalekas
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 14,722,477 Common Shares(1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 14,722,477 Common Shares(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,722,477 Common Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.2%(2)
14	Type of Reporting Person (See Instructions) IN

_____________________________
Notes:
(1)	Represents the number of Common Shares that may be deemed to be beneficially owned by Ioannis Papalekas.
(2)
The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury), based on information publicly filed by the Issuer.

On August 26, 2024 (the “Effective Date”), the Issuer announced that it had completed its previously announced conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things (collectively, the “Conversion”), (i) the Issuer converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” (the “Partnership”) to a Marshall Islands corporation pursuant to and in accordance with the Marshall Islands Limited Partnership Act and the Marshall Islands Business Corporations Act (the “MIBCA”), (ii) each of the common units of the Partnership (the “Common Units”) outstanding as of immediately prior to the Effective Date was converted into one Common Share and (iii) the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 Common Shares. This Amendment No. 5 amends and supplements the disclosures in Items 1, 3, 4, 5 and 6 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2024, as amended by amendments thereto filed on January 30, 2024, January 22, 2024, January 9, 2024 and February 26, 2024, which previously related to the Common Units of the Partnership and which, following the Effective Date, shall hereafter relate to the Common Shares of the Issuer. Except as specifically provided herein, the disclosures set forth in the Schedule 13D remain unchanged.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to Common Shares, with par value $0.01 per share, of the Issuer, a corporation organized under the laws of the Republic of The Marshall Islands, with principal executive offices at 3 Iasonos Street, Piraeus, 18537, Greece. Prior to the Effective Date, this Schedule 13D related to the Common Units, representing limited partner interests of the Partnership.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On the Effective Date, the Issuer completed the Conversion. As a result of the Conversion, each of the Common Units held by the Reporting Persons was converted into one Common Share. Disclosure contained in Item 4 is incorporated herein by reference.

Additionally, from February 26, 2024 to September 10, 2024, the Company, through its wholly-owned subsidiary, Ascetico Limited (“Ascetico”), acquired 555,738 Common Units (subsequently converted to Common Shares as a result of the Conversion) and Common Shares, in open-market transactions for an aggregate purchase price of $9,648,393. The source of funds used for these transactions was working capital of the Company.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted and replaced in its entirety as follows:

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Following the Conversion and the acquisition of the Common Shares between February 26, 2024 and September 10, 2024 as described in Item 3, the Reporting Persons beneficially own 25.2% of the outstanding Common Shares of the Issuer (calculated using a denominator of 58,387,313 Common Shares outstanding and excluding 1,551,061 Common Shares held in treasury).

Registration Rights Agreement
In connection with the Conversion, on the Effective Date the Issuer entered into a Registration Rights Agreement with Capital Maritime & Trading Corp. (“Capital Maritime”), Capital Gas Corp. (“Capital Gas”), Capital GP L.L.C. (“CGP LLC”), Paparebecorp Limited (“Paparebecorp”) and Ascetico (together with Paparebecorp and their Affiliates (as defined in the Registration Rights Agreement), the “Yoda Parties”), setting forth certain registration rights with respect to the Issuer (the “Registration Rights Agreement”). The Registration Rights Agreement is attached as Exhibit A hereto.

Pursuant to the Registration Rights Agreement, at the request of Capital Maritime, the Issuer shall file a “Shelf Registration Statement” pursuant to and as defined in the Registration Rights Agreement, with the SEC as promptly as practicable and no later than 30 days after a written request by Capital Maritime, and will use its reasonable best efforts to cause it to become effective and remain continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities (as defined in the Registration Rights Agreement) until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. Any holder of Registrable Securities (a “Holder”) may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any Registrable Securities then held by it, subject to the provisions of the Registration Rights Agreement.

At any time during which a Shelf Registration Statement is not in effect and the Issuer is not then in the process of preparing for filing with the SEC a Shelf Registration Statement or an amendment or supplement to a Shelf Registration Statement necessary so that such Shelf Registration Statement continues to be in effect in compliance with the Securities Act, any Holder may request to sell all or part of its Registrable Securities pursuant to a registration statement separate from a Shelf Registration Statement. Capital Maritime, Capital Gas and CGP LLC, together with any direct or indirect transferee, are entitled to demand up to four underwritten offerings pursuant to the Registration Rights Agreement and the Yoda Parties together with any direct or indirect transferee shall be entitled to demand one underwritten registration; provided that, in the event that the Yoda Parties or one or more of their direct or indirect transferees shall have previously requested an underwritten shelf takedown pursuant to the Registration Rights Agreement that shall have occurred, then the Yoda Parties together with any direct or indirect transferee of the Yoda Parties shall thereafter not be entitled to request any underwritten demand registration.

If the Issuer at any time proposes to file a registration statement under the Securities Act for an offering of securities for cash (other than an offering relating solely to an employee benefit plan), the Issuer will use all reasonable best efforts to include such number or amount of Registrable Securities held by any Holder in such registration statement as the Holder shall request, subject to customary cut back provisions.

If the Conflicts Committee of the Issuer’s board of directors determines in good faith that the requested registration would be materially detrimental to the Issuer because such registration would (x) materially interfere in a way materially adverse to the Issuer with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Issuer, (y) require premature disclosure of material information that the Issuer has a bona fide business purpose for preserving as confidential or (z) render the Issuer unable to comply with requirements under applicable securities laws, then the Issuer shall have the right to postpone such requested registration for a period of not more than 90 days, such right not to be utilized more than twice in any 12-month period.

The Issuer also agreed to indemnify each Holder, its officers, directors and each person who controls such Holder against any losses, claims, actions, damages, liabilities and expenses, joint or several, to which such person may become subject under the Securities Act, the Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, arising out of or based upon any untrue or alleged untrue statement of a material fact, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading in connection with any registration pursuant to the Registration Rights Agreement.

The Reporting Persons acquired the Common Shares of the Issuer for investment purposes as they believed that such Common Shares represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, directly or through wholly owned subsidiaries, to acquire additional

Common Shares, dispose of some or all of the Common Shares that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety as follows:

(a)-(b)     For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. Such information is based on 58,387,313 Common Shares of the Issuer outstanding as of August 26, 2024, based on information publicly filed by the Issuer. The Common Shares reported herein are directly held by the Company. Ioannis Papalekas, the controlling shareholder of the Company, may deemed to beneficially own the Common Shares directly held by the Company.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Company) or the persons set forth on Annex A is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)          Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to their knowledge, any of the persons listed in Annex A hereto, has effected any transaction in Common Shares during the past 60 days.

(d)          Except as set forth in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby deleted and replaced in its entirety as follows:

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A	Registration Rights Agreement by and among Capital Clean Energy Corp., Capital Maritime & Trading Corp., Capital Gas Corp., Capital GP L.L.C., Paparebecorp Limited and Ascetico Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

YODA PLC

By:	/s/ Alon Bar
Name:	Alon Bar
Title:	Chief Executive Officer

IOANNIS PAPALEKAS

/s/ Ioannis Papalekas

Annex A

The following table lists the directors and executive officers of Yoda PLC.

Name	Principal Occupation or Employment	Principal Business Address	Citizenship
Alon Bar	Director, Chief Executive Officer of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Israel
Achilleas Dorotheou	Director, Head of Hospitality and Development of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus
Marios Alexandrou	Director, Head of Operations and Compliance of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus
Stavros Ioannou	Director, Chief Financial Officer of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus